EXHIBIT 6
[letterhead of Sproule Associates Limited]
March 29, 2007
Claude Resources Inc.
200, 224 Fourth Avenue South
Saskatoon SK S7K 5M5
LETTER OF CONSENT
We refer to the annual report on Form 40-F of Claude Resources Inc. dated March 29, 2007 (including all exhibits, the “Annual Report”).
We hereby consent to the use of our report and the appearance of our name in the Annual Report.
Sincerely,
/s/ Douglas R. Bates
Douglas R. Bates, P.Eng.
Associate